NEWS RELEASE November 27, 2006 NR-06-36

ENERGY METALS TO LIST ON NYSE ARCA

Vancouver, British Columbia, November 27, 2006: Energy Metals Corporation (TSE:EMC) is pleased to announce that its Board of Directors has unanimously voted to list on NYSE Arca, Inc. The company will begin trading on the NYSE Arca on November 29, 2006 under the symbol “EMU”. The company’s shares will continue to be listed and traded dually on the Toronto Stock Exchange under the symbol “EMC”. The NYSE Group provides investors and traders a choice in the trading of listed stocks and a broader offering of functionality and flexibility than any other market. Increased liquidity, price discovery, speed, efficiency and tight spreads highlight the exchange’s services. NYSE Arca is a choice that combines the best traits of current market structures with revolutionary technology. The result is a faster, more transparent, more consistent market. NYSE Arca also provides a fully automated, totally transparent opening auction and closing auction for all stocks. The NYSE Arca offers trading hours from 4am EST through 8pm EST offering an opportunity for foreign investors to conveniently trade in listed equities.

“By listing Energy Metals Corporation on NYSE Arca we have reached an important milestone in the recognition of the company’s continuing growth. With this listing we will be reaching investors previously unavailable to us and will attain a greatly enhanced visibility within the worldwide investment community,” stated Paul Matysek, President and CEO of Energy Metals Corporation. “Energy Metals Corporation is one of only two primary uranium companies listed within the NYSE Group and the only such listing on the NYSE Arca. We are proud to join the NYSE Arca and look forward to the opportunities presented by this listing.”

About NYSE Group, Inc.

NYSE Group, Inc. (NYSE: NYX) is a holding company that, through its subsidiaries, is a leading global multi-asset financial marketplace that operates multiple securities market centers, including the New York Stock Exchange (the "NYSE") and NYSE Arca (formerly known as the Archipelago Exchange, or Arca Ex®, and the Pacific Exchange). Through these market centers, the NYSE Group is a leader in securities listings, market-information products and services, and offers a range of investment vehicles and order execution services.

The NYSE is the world's largest and most liquid equities market where customers can choose between the floor-based auction market and sub-second electronic trading. The NYSE provides a reliable, orderly and efficient marketplace where investors meet directly to buy and sell listed companies' common stock and other securities. On an average day, over 1.8 billion shares valued at more than $69 billion trade on the NYSE, where the total global market capitalization for its listed companies is $22.5 trillion.

NYSE Arca is the first open, all-electronic stock market in the United States enabling customers to trade equity securities, including those listed on NYSE Arca, the NYSE and other U.S. equities markets, and options products. NYSE Arca's trading platform links traders to multiple U.S. market centers where buyers and sellers meet directly in a highly-liquid electronic environment without intermediaries for fast order execution and open, direct and anonymous market access.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

NYSE Regulation, an independent not-for-profit subsidiary, regulates member organizations through the enforcement of marketplace rules and federal securities laws. NYSE Regulation also ensures that companies listed on the NYSE and NYSE Arca meet their financial and corporate governance listing standards.

About Energy Metals Corporation

Energy Metals Corporation

Energy Metals Corporation is a TSX-listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery) along with one of the industry’s leading and most experienced ISR technical teams led by Dr. Dennis Stover. This in-situ form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: (604) 684-9007
Bill Sheriff, Chairman: (972) 333-2214

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.